

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2018

Leane E. Cerven
Executive Vice President, General Counsel and Secretary
NORTHWEST INDIANA BANCORP
9204 Columbia Avenue
Munster, IN 46321

> **Re: NORTHWEST INDIANA BANCORP**
> **Registration Statement on Form S-4**
> **Filed October 11, 2018**
> **File No. 333-227785**

Dear Ms. Cerven:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services